UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ONE HOLDINGS, CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
(CUSIP Number)

Jerold N. Siegan, Esq., 120 South Riverside Plaza, Suite 1200, Chicago, Illinois  60606-3910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 21232N105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ABACUS GLOBAL INVESTMENTS, CORP. - FEIN #: 98-0600898
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES	7	SOLE VOTING POWER 93,750,000 Shares of Common Stock which entitles ABACUS GLOBAL INVESTMENTS, CORP. to 93,750,000 votes.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Not Applicable 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 93,750,000 Shares of Common Stock which entitles Abacus Global Investments Corp. to 93,750,000 votes.
PERSON WITH	10	SHARED DISPOSITIVE POWER Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock-93,750,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock- 92.3% of the issued and outstanding common stock
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares") of ONE Holdings, Corp. (formerly Contracted Services, Inc., the "Issuer"). The principal executive office of the Issuer is located at 318 Holiday Drive, Hallandale Beach, FL 33009.

Item 2. Identity and Background.

This statement is being filed by Abacus Global Investments, Corp., a Nevada corporation (“AGI”), which acquired the Shares.  The address of AGI’s principal place of business is 318 Holiday Drive, Hallandale Beach, FL 33009. The sole director and officer and controlling shareholder of AGI is Marius Silvasan whose address is 318 Holiday Drive, Hallandale Beach, FL 33009.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used be Abacus Global Investments, Corp. to purchase the shares was the working capital of AGI.

Item 4. Purpose of Transaction.

AGI acquired the Shares pursuant to a Common Stock Purchase Agreement as of dated June 4, 2009 for the purpose of acquiring control of the Issuer.  As part of that transaction, the sole director of the Issuer resigned and Marius Silvasan was appointed as the sole director and sole officer of the Issuer.  Although AGI has no specific plans or proposals, AGI intends to appoint additional members to the Issuer’s board of directors and to appoint additional members to the Issuer’s executive management team.  AGI also intends to grow the business of the Issuer by causing the Issuer to acquire controlling interests in various operating businesses.  AGI expects that in connection with such acquisition transactions, the Issuer may be required to issue shares of its common stock and make one or more cash payments for such operating businesses.  AGI has identified several potential candidates for acquisition.  Such transactions may involve any of the following:  (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii)_an extraordinary corporate transaction, such as a merger between a target company and the Issuer or a subsidiary of the Issuer or acquisition of a target company’s shares pursuant to securities purchase agreements, (iii) a material change in the business or corporate structure; (iv) a material change in the present capitalization or dividend policy of the Issuer; and (v) a change in the term of directors.

Notwithstanding the foregoing, AGI does not have any present plans or proposals which relate to or would result in:

(a)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:
(b)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(c)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(d)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(e)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of June 9th, 2009, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Abacus Global Investments, Corp. is 93,750,000 shares and 92.3% respectively.  Abacus Global Investments, Corp. has the sole power to vote or dispose of all of its respective Shares. Neither Abacus Global Investments, Corp., nor any of its principals have effectuated any transactions involving the securities of the Issuer in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Abacus Global Investments, Corp. and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 23, 2009	/s/ Abacus Global Investments, Corp.
Marius Silvasan, Chief Executive Officer